Exhibit 12.1

Quicksilver Resources Inc.

Statement Setting Forth of Computations of

Ratios of Earnings to Combined Fixed Changes and Preferred Dividends

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Earnings
Income before effect of accounting change	$13,437,000	$5,224,000	$18,505,000	$13,835,000	$19,310,000	$17,618,000	$3,162,000
(Income) loss of equity investees	(580,000)	(653,000)	(1,331,000)	(200,000)	(1,125,000)	(768,000)	99,000
Cash distributions of equity investees	834,000	1,186,000	2,251,000	4,441,000	525,000	1,343,000	—
Minority interest in loss of subsidiaries	—	—	—	—	—	—	(141,000)

Total Earnings	13,691,000	5,757,000	19,425,000	18,076,000	18,710,000	18,193,000	3,120,000
Income Taxes	4,798,000	4,404,000	9,997,000	7,498,000	10,800,000	10,113,000	2,000,000

Fixed charges:
Interest expense including amortization of deferred expenses	7,042,000	13,127,000	20,182,000	19,839,000	23,751,000	22,124,000	8,703,000
Portion of Rentals representing an interest factor	241,000	258,000	473,000	478,000	564,000	363,000	69,000

Total Fixed Charges	7,283,000	13,385,000	20,655,000	20,317,000	24,315,000	22,487,000	8,772,000

Preferred security dividend	—	—	—	—	—	—	—

Earnings available for fixed charges and preferred security dividend	$25,772,000	$23,546,000	$50,077,000	$45,891,000	$53,825,000	$50,793,000	$11,894,000

Ratio of earnings to combined fixed charges and preferred dividends	3.5	1.8	2.4	2.3	2.2	2.3	1.4